

Mail Stop 3651

December 19, 2006

Via Fax and U.S. Mail

Jeffrey M. Stafell
Executive Vice President and Chief Financial Officer
Metaldyne Corporation
47659 Halyard Drive
Plymouth, Michigan 48170

RE: Metaldyne Corporation
Amendment No. 2 to Schedule 13E-3 filed on December 15, 2006
File No. 005-35355

Metaldyne Corporation
Amendment No. 2 to Schedule 14A and 14C filed on December 15, 2006
File No. 001-12086

Dear Mr. Stafell:

We have reviewed your filings and have the following comments.

Schedule 13E-3

Reasons for the Merger

1. We note your statement "the following review of certain other factors that may be important . . ." Please revise your discussion to clarify the consideration the board of directors gave to each factor. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders.

Opinion of Deutsche Securities, Inc.

2. Please disclose the fees paid to Deutsche Securities in connection with this transaction. Refer to Item 1015(b)(4) of Regulation M-A. In addition, revise to discuss any relationship with Deutsche during the preceding two years including

quantification of any consideration paid to them as a result of any such relationship.

Position of Heartland

3. If one party relied on the analysis of another, such as board of directors, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. Please revise for each filing person.

Position of RHJI, Asahi Tec and Acquisition Sub

4. Please revise the first sentence of this section to delete the implication that the parties are not filing persons required to comply Schedule 13E-3 disclosure obligations. This comment applies to the corresponding disclosure of each filing person.

Closing

Please amend the Schedule 13E-3 and Schedule 14A and 14C Information in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact John Stickel at (202) 551-3324 with any questions or you may reach me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: Jonathan A. Schaffzin, Esq.
      Cahill Gordon & Reindel LLP
      via facsimile: (212) 378-2329